FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month January 2016 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

        On January 25, 2016 the Registrant Announces No Grounds to Allegations based on Misleading Short Selling Focused Firm Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: January 25, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz: No Grounds to Allegations based on Misleading Short Selling Focused Firm Report

TowerJazz is in full compliance with all regulatory and US GAAP accounting rules

 TowerJazz will vigorously oppose all claims

MIGDAL HAEMEK, Israel, January 25, 2016 – TowerJazz, the global specialty foundry leader, announced today that it has become aware of the filing of a purported class action by one private shareholder, who held ordinary shares of the Company the day before a short-selling focused firm issued a short sell thesis report by a self–styled analyst with false and misleading information about the Company’s strategy, business model and financials. This analyst acknowledged at the time of the report that he shall be assumed to be in a short position in TowerJazz’s shares.

TowerJazz will vigorously oppose all claims. The Company enforces stringent system controls and accounting procedures to satisfy applicable SOX requirements and proper internal controls over financial reporting. All financial statements are reviewed and confirmed by external independent auditors, namely Deloitte, one of the Big Four worldwide audit and accounting firms.

Russell Ellwanger, the Company’s Chief Executive Officer, commented: "We have reviewed the claims made with our independent auditors and counsels. The conclusion is that the report is deceptive, demonstrative of a broad lack of understanding of generally accepted accounting principles and of our strategy and business model. The alleged claims are totally without merit and we will forcefully pursue this matter until dismissal of all claims.”

Ellwanger continues, “Our financial statements are accurate and in full compliance with US GAAP and applicable regulatory requirements. We continue to focus on our business and financial performance which remains positive and growing, based upon strong customer demand, with a financial model of sustainable and growing GAAP net profit. We look forward to the upcoming completion of the previously disclosed San Antonio fab acquisition and the scheduled release of our annual financials, demonstrating the strength of our business model and its profitability."

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. For more information, please visit www.towerjazz.com.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower and/or Jazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Contact Information:
TowerJazz Investor Relations Noit Levi, +972 4 604 7066 noit.levi@towerjazz.com	GK Investor Relations Tel: 1 646 201 9246 (US) / +972 8 926 7464 (Israel) kenny@gkir.com